JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

November 3, 2022

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Clark Fork Trust (the “Trust’) (File Nos. 811-22504 and 333-171178)

Dear Ms. DiAngelo Fettig:

You recently provided me with certain additional comments relating to the annual shareholder report filing on Form N-CSR (the “Shareholder Report”) with respect to the Trust’s series, the Tarkio Fund (the “Fund”), for the fiscal year ended May 31, 2022, as filed with the U.S. Securities and Exchange Commission on August 2, 2022. This letter responds to those additional comments and is being submitted to you in a correspondence filing.  A response letter to your initial comments on the Shareholder Report were submitted pursuant to a correspondence filing on September 23, 2022.  For your convenience and reference, I have summarized the additional comments in this letter and provided the Trust’s response below each comment.

1.

Comment:

Note that Form N-CSR, Item 11(b) requires disclosures as to any changes in the registrant’s internal control over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940) that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. The registrant’s response to Item 11(b) filed as part of its N-CSR for the year ended November 30, 2021 states that the period covers the second fiscal quarter of the period covered by the report. For future N-CSR filings, please revise the Fund’s response to Item 11(b) to state that the appliable period is the period covered by the report, rather than the Fund’s second fiscal quarter of the period covered by the report.

Response:

The Trust will undertake to include the correct period in Item 11(b) as required by Form N-CSR, with respect to future N-CSR filings.

Ms. DiAngelo Fettig

U.S. Securities and Exchange Commission

November 3, 2022

2.

Comment:

 With respect to the disclosures in the Notes to Financial Statements as concerns Affiliated Companies, the registrant shall note the requirements of Regulation S-X, Rule 12-14, footnote 4 and footnote 6(e) and 6(f), and include related disclosures in future shareholder reports to the extent applicable.

Response: The Trust will undertake to include the disclosure required by Regulation S-X, Rule 12-14, footnote 4 and footnote 6(e) and 6(f), as the requirements of that rule may be applicable, in the disclosure concerning Affiliated Companies in the Notes to Financial Statements in future shareholder reports.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively